UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

x Form C/A: Amendment to Offering Statement

    x Check box if Amendment is material and investors must reconfirm within five business days.

The Company raised the maximum offering amount to $526,805.70 and has sent out reconfirmation emails to all investors. The offering ended on March 23, 2018 as originally stated in the Form C. All investors invested before March 23. May 2nd, 2018 was entered into the EDGAR system as the end date in order to file this form C-A outside of the offering period.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Duralogic USA, Inc.

Legal status of issuer

      Form
      C-Corp

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 4, 2015 (Original LLC Organization Date)
      June 28, 2017 (C-Corp Organization Date)

Physical address of issuer
12 La Montagne Ln, Sandy, UT 84092

Website of issuer
https://www.ravean.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
25,235 shares

Price (or method for determining price)
$0.9907

Target offering amount
$25,000.32

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$526,805.70

Deadline to reach the target offering amount
March 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4 full time, 1 part time

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,246,901	$1,033,136
Cash & Cash Equivalents	$817,297	$803,906
Accounts Receivable	$0	$0
Short-term Debt	$1,185,060	$961,835
Long-term Debt	$272,330	$0
Revenues/Sales	$1,887,394	$1,312,635

Cost of Goods Sold	(1,243,729)	(859,807)
Taxes Paid	$0	$0
Net Income	$(309,211)	$63,045

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 1, 2018

Duralogic USA, Inc.



Up to $526,805.70 of Series Seed Preferred Stock

Duralogic USA, Inc. ("Ravean", "Viori", "Serene Heat", the "Company," "we," "us", or "our"), is offering up to $526,805.70 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 23, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by March 23, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $526,805.70 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 23, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.ravean.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/ravean

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Duralogic USA, Inc. (the "Company") is a Delaware C-Corporation, which was formed on June 28, 2017. The company was previously a Utah LLC company formed on August 4, 2015 that was converted to a Delaware corporation as stated above. The Company is currently also conducting business under the names of Ravean and Serene Heat.

The Company is located at 12 La Montagne Ln, Sandy, UT 84092.

The Company's website is https://www.ravean.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/ravean and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

The Business Plan
Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000.32
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	425,765 shares
Maximum amount of Series Seed Preferred Stock	$526,805.70
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	531,751 shares
Purchase price per Security	$0.9907
Minimum investment amount per investor	$500
Offering deadline	March 23, 2018
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 11, 19, 22-23 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development, and marketing their products and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly, or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on third parties to provide raw materials and completed products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater

in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or service.

We have taken out a $500,000 revenue share loan.
In the event that we are unable to meet certain projected financial targets and repay this loan as outlined in our agreement with the lender, our assets, including inventory, intellectual property, cash, or other assets, may be seized by our lender. In the event of default, the repayment of this debt will be senior to investors in this current round.

We do not hold any issued patents, and our core technologies rely on an exclusive license.
Our current license is a key element of our intellectual property strategy. Because we depend on the licensed technology for our operations, our success is correlated to our ability to retain and enforce this intellectual property protection for this technology. There exists the possibility that certain licensed patents will not be sufficiently broad to protect key aspects of our technology, or that competitors will be able to duplicate our products in a way that patent law does not provide effective legal or injunctive relief. Additionally, we could be materially harmed if the license became revoked. Although the license is "irrevocable", there are certain triggers that permit the Licensor to terminate the agreement. Those triggers include, but are not limited to, the Company going into receivership or bankruptcy or the Company failing to meet certain commercialization milestones.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Henry Deutsch & Bryce Fisher who are COO & CEO of the Company. The Company has or intends to enter into employment agreements with Henry Deutsch & Bryce Fisher although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Henry Deutsch & Bryce Fisher or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2015-2017, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

> **Supplier or Description**: Duralogic Hong Kong
> **Address**: 4 Floor South Building #5, No 88 Baotong Road, Xikeng Village, Henggang Town, Lon Gang District, Shenzhen, China
> **Service**: Manufacture of items and raw materials
> **% of such service**: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of raw material, packaging materials, and freight.
The prices of the raw material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more

states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 38.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may

incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Ravean is a direct to consumer company that begins by launching our products on Kickstarter and Indiegogo in order to: (1) prefund our inventory; (2) validate future products; and (3) fine tune product features and marketing messaging. If the product is successful on crowdfunding platforms, we scale the product on our website Ravean.com with GPM targets of 65%+ by utilizing Facebook marketing, Google marketing, and SEO tactics. Once our website has maximized online PPC tactics, we plan to scale to Amazon.com and other retailers.

Business Plan
At Ravean, before we (a) buy inventory (b) release a new product or (c) do anything, we first launch on Kickstarter. We always launch our products first with a Kickstarter. We do this for a variety of reasons. It helps us validate if the product is something the market wants, it helps us understand what the customers wants changed about the product before we produce it, it makes us extra money, and it pre-funds inventory. Whenever we launch a product on Kickstarter/indiegogo, we have no inventory that corresponds with that crowdfunding product. We launch the Kickstarter and let the Kickstarter run for 30-60days. When the Kickstarter campaign ends we receive the money from the Kickstarter campaign. Typically, we do not see inventory to our warehouse for a completed Kickstarter until 3-5 months after the campaign has ended.

History of the Business
Ravean was formed on August 4, 2015 and launched our first Kickstarter product October 1, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Heated down jacket	Light-weight, heated jackets with temperature control, heated glove connections, and a 12V - 6C system	Direct to consumers, especially those that engage in cold-weather sports and activities
Heated gloves	Light weight, headed gloves, compatible with the Ravean heated jackets; touch screen sensitive	Direct to consumers, especially those that engage in cold-weather sports and activities
Heated Sleeping Bag Liner	Heated 12V sleeping bag liners that are washable, and last up to 12 hours on a single charge	Direct to consumers, especially those that engage in cold-weather sports and activities

Accessories	Lithium Battery (12V); Lithium Battery (5V); Minimalist wallet with bluetooth tracker; 12V cigarette charging cable	Direct to consumers, especially those that engage in cold-weather sports and activities

We are developing new all season heated products such as heated therapeutic pads and heated blankets.

At Ravean, before we (a) buy inventory (b) release a new product or (c) do anything, we first launch a Kickstarter. We always launch our products first with a Kickstarter. We do this for a variety of reasons. It helps us validate if the product is something the market wants, it helps us understand what the customers wants changed about the product before we produce it, it makes us extra money, and it pre-funds inventory. Whenever we launch a product on Kickstarter/indiegogo, we have no inventory that corresponds with that crowdfunding product. We launch the Kickstarter and let the Kickstarter run for 30-60 days. When the Kickstarter campaign ends we receive the money from the Kickstarter campaign. Typically, we do not see inventory to our warehouse for a completed Kickstarter until 3-5 months after the campaign has ended.

Competition

The Company's primary competitors are Milwaukee, DeWalt, Gerbing, and Venture Gear.

The markets in which our products are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe that our products are distinguished from that of our competitors in that we have:

- Patented carbon fiber system
- Patented Multi-zone heat control.
- Patented detachable glove system, heated hood, heated pockets, and heated body.

Supply Chain and Customer Base

All the finished good for the Company are purchased from Duralogic Hong Kong, our single-source supplier/partner The prices we pay for finished goods are set for one year.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Duralogic Hong Kong 4 Floor South Building #5, No 88 Baotong Road, Xikeng Village, Henggang Town, Lon Gang District, Shenzhen, China	Manufacture of items and raw materials	100.0%

We are 100% online direct to consumer currently. We acquire customers through: Kickstarter, Indiegogo, Facebook, Google, Bing, Instagram, Youtube, and PR outlets. A description of our average customer is a 25-45 year old, millennial, male, living in major cites such as San Francisco ,New York, Boston,Toronto, London, Melbourne. Currently, approximately 80% of sales come from USA, 10% from Canada, and 10% from Europe.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
1752168	Athletic apparel, namely, shirts,	Ravean	October 27, 2015	December 12, 2015	USA

	pants, jackets, hats and caps, athletic uniforms, athletic footwear				
1282902	Athletic apparel, namely, shirts, pants, jackets, hats and caps, athletic uniforms, athletic footwear	Ravean	January 7, 2016	January 11, 2016	EU
TMA962635	Athletic apparel, namely, shirts, pants, jackets, hats and caps, athletic uniforms, athletic footwear	Ravean	December 12, 2016	February 13, 2017	Canada

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Steven Yue	Duralogics USA, LLC	A royalty-free, exclusive right and license to use, exercise, and fully exploit the technology listed in Exhibit A of that agreement, including: - U.S. Patent Application: US2014/0021189, Jan. 23, 2014 - Canadian Patent 2811111, May 26, 2015 - Registration Number RN148942 - AAU-86725289 - U.S. Patent Application: US 7,105,782 B2 - U.S. Patent Application: US 7,458,106 - U.S. Patent Application: US 9,095,006	Perpetual and irrevocable

We are committed to developing leading-edge ideas. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. Historically, we have not allocated a distinct portion of our operating budget to research and development. Post fundraise, we intend to use approximately 0.5% of the proceeds to fund brand and product development efforts.

Real Property

The Company owns or leases the following real property: Not Applicable

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to regulations around batteries. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
None

Other
The Company's principal address is 12 La Montagne Ln, Sandy, UT 84092

The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	9.26%	$48,760
General Marketing	18.38%	$4,594	27.13%	$142,936
Research and Development	0.52%	$131	0.82%	$4,302
Future Wages	12.08%	$3,019	17.88%	$94,175
General Working Capital	9.45%	$2,363	27.04%	$142,457
Contractors	10.50%	$2,625	15.52%	$81,746
Supply Chain	1.05%	$263	1.54%	$8,127
Sales and CS	0.53%	$131	0.82%	$4,302
Total	**100%**	**$25,000**	**100%**	**$526,805.70**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Steven Yue

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Partner, 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steven is known as the "Godfather" of wearable heated technology. Electrical engineer, inventor, and factory owner, Steven began his career working for Intel and Hewlett Packard. After several years of success, Steven decided to start his own venture and began developing heated apparel. He has developed some of the safest, most durable heating technology in the world, and has many worldwide patents.

- **Ravean, Partner, July 2015 – present**: Steven leads Ravean's research and development, product development, manufacturing operation, and production. Steven's manufacturing efforts in Hong Kong supply Ravean with its merchandise.
- **Duran, President 2001 – present:** Steven led production and manufacturing for big companies like DeWalt, and Milwaukee. He created their heated jackets and accessories.

Name
Bryce Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
A serial entrepreneur with a passion for building startups, Bryce has started several successful business ventures in several different industries. He speaks two dialects of Chinese and has lived in China for four years. Bryce loves creating new brands and products. He is experienced in website development, online marketing, and e-commerce.

- **Ravean, CEO and Co-Founder, July, 2015 – present**: as a founding partner and the CEO of Ravean, Bryce is instrumental in creating the Ravean Brand and driving the company's strategy and growth. Bryce develops and implements Ravean's plans and drives Ravean's CrowdFunding efforts.
- **Luvaire, President and General Manager, October 2014 – February 2015:** As the President and General Manager, Bryce helped lead the integration efforts when Luvaire was acquired.
- **Luvaire, Co-Founder and China Production Manager, February 2014 – October 2014:** Led the Chinese Production Management for Luvaire, an essential oil diffuser and home appliance company; developed products; managed supply chain logistics; led company's product development, supply chain management, and product sourcing.

Name
Henry Deutsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Traveling and living in the PRC in the late 70's, Deutsch was an early pioneer in Far East Sourcing and trading. He has become an expert in supply chain optimization, U.S. Customs rules and regulations, logistics, and distribution. His real world experience in understanding cultural challenges, has gained him a reputation in achieving win-win solutions.

- **Ravean, COO and Co-Founder, September 4, 2015 – present**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for Ravean Heated Clothing and SereneHeat; Managed and implement, product development process and procedures from concept to commercialization with CPD and CMO; Develop two worldwide distribution programs, direct from China and direct from USA, to over 30 countries; Develop and implement SereneHeat FDA program for listing products for approval
- **Radians, Inc., Director of Sourcing, January 2015 – August 2015**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for 20 factories in three countries; Implemented and executed Supplier Agreements with 35 suppliers in 4 countries, with 100% buy in; Implemented annual rebate programs with over 10 factories resulting in a potential $ 1M million dollar rebate; Managed a portfolio of over $25M free on board (FOB) dollars- Annual Purchasing Value; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and dutiable value. By using the 1st sale rule, reduced the dutiable value by 20%, from $25M to $18M, for a savings of approximately $300,000/annually.
- **Custom LeatherCraft, Director of Global Sourcing, 2010-2014**: Develop and implement all purchasing and quality control procedures for 15 factories in four countries worth $15M; Oversaw production moves from Southern China to Northern China, Pakistan, Indonesia, Malaysia and Sri Lanka while actively managing all production facilities in Pakistan, China, India, Indonesia, Taiwan and Korea to combat rising

prices and reducing prices by 16-18%; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and place competitive bids by 7% or $1.5M; Sourced new products in several categories, including gloves, hard hats, respirators and other safety equipment.

Name
Jonathan Bybee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Creative Director and Co-Founder, July, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Creative director by day, rock climber by night. Jon has 20+ years of product design, branding, web UX, and illustration experience. He has been the Creative director for several well-know firms and has a plethora of experience in all-things creative. He got tired of being a cog and has decided to breakout and start his own business. Incredible mustache, great smile, and charming personality.

- **Ravean, Creative Director and Co-Founder, July 2015 – present**: as a founding partner of Ravean, Jon is in charge of brand design, web, print, and product design. Design decisions pass through Jon if they represent the brand
- **Scribble on Everything, Owner, November 2006-February 2016**: As the owner of this design company, Jon was in charge of running operations for this company.

Name
DaHuang Cai

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Partner, July 1, 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

- **Ravean, Partner, July, 2015 – present**: KaiDaHuang leads Down Jacket manufacturing and strategic partnerhips for Ravean.
- **JiYiSheng, President, 2005 – Present:** Factory owner and manager for companies like Uniqlo and Edidie Bauer. Manufactures down coats.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Henry Deutsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Traveling and living in the PRC in the late 70's, Deutsch was an early pioneer in Far East Sourcing and trading. He has become an expert in supply chain optimization, U.S. Customs rules and regulations, logistics, and distribution. His real world experience in understanding cultural challenges, has gained him a reputation in achieving win-win solutions.

- **Ravean, COO and Co-Founder, September 4, 2015 – present**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for Ravean Heated Clothing and

SereneHeat; Managed and implement, product development process and procedures from concept to commercialization with CPD and CMO; Develop two worldwide distribution programs, direct from China and direct from USA, to over 30 countries; Develop and implement SereneHeat FDA program for listing products for approval

- **Radians, Inc., Director of Sourcing, January 2015 – August 2015**: Develop and implement all strategic sourcing plans, purchasing, logistics, and quality control procedures for 20 factories in three countries; Implemented and executed Supplier Agreements with 35 suppliers in 4 countries, with 100% buy in; Implemented annual rebate programs with over 10 factories resulting in a potential $ 1M million dollar rebate; Managed a portfolio of over $25M free on board (FOB) dollars- Annual Purchasing Value; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and dutiable value. By using the 1st sale rule, reduced the dutiable value by 20%, from $25M to $18M, for a savings of approximately $300,000/annually.

- **Custom LeatherCraft, Director of Global Sourcing, 2010-2014**: Develop and implement all purchasing and quality control procedures for 15 factories in four countries worth $15M; Oversaw production moves from Southern China to Northern China, Pakistan, Indonesia, Malaysia and Sri Lanka while actively managing all production facilities in Pakistan, China, India, Indonesia, Taiwan and Korea to combat rising prices and reducing prices by 16-18%; Utilized knowledge of customs, tariff classifications, and costs to lower duty rates and place competitive bids by 7% or $1.5M; Sourced new products in several categories, including gloves, hard hats, respirators and other safety equipment.

Name
Bryce Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, September 4, 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
A serial entrepreneur with a passion for building startups, Bryce has started several successful business ventures in several different industries. He speaks two dialects of Chinese and has lived in China for four years. Bryce loves creating new brands and products. He is experienced in website development, online marketing, and e-commerce.

- **Ravean, CEO and Co-Founder, July 2015 – present**: as a founding partner and the CEO of Ravean, Bryce is instrumental in creating the Ravean Brand and driving the company's strategy and growth. Bryce develops and implements Ravean's plans and drives Ravean's CrowdFunding efforts.
- **Luvaire, President and General Manager, October 2014 – February 2015:** As the President and General Manager, Bryce helped lead the integration efforts when Luvaire was acquired.
- **Luvaire, Co-Founder and China Production Manager, February 2014 – October 2014:** Led the Chinese Production Management for Luvaire, an essential oil diffuser and home appliance company; developed products; managed supply chain logistics; led company's product development, supply chain management, and product sourcing.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Board of Directors	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors

Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 full time employees and 1 part time employees in Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: Not Applicable

The Company has the following debt outstanding:

Type of debt	Revenue Loan Financing
Name of creditor	Decathalon Alpha III, LP
Amount outstanding	$500,000
Interest rate and payment schedule	Repayment is equal to the amount advanced plus interest equal to the amount calculated based on the frequency, amount, and timing of payments required to generate the greater of (a) a 30% internal rate of return on the aggregate Amount Advanced or (b) an amount equal to the minimum interest as shown on Schedule 2 to the Revenue Loan Financing Agreement.
Describe any collateral or security	Substantially all assets of the Company, including its intellectual property
Maturity date	The earlier of March 2021, a change in control event, or other triggering event

Ownership

A majority of the Company is owned by a few people. Currently, Steven Yue is an owner of approximately 38.46% of the equity in Ravean; Henry Deutsch is an owner of approximately 19.23% of the equity in Ravean; and Bryce Fisher is an owner of approximately 19.23% of the equity in Ravean.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Steven Yue	38.5%

Following the Offering, the Purchasers will own approximately 0.46% of the Company if the Minimum Amount is raised and approximately 10% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company has generated revenues in each of the past two years of its operations. In 2015, the Company generated $1,312,635 in net revenue, and had a total net income of $63,045. In 2016, the Company generated $1,887,394, and sustained net losses of $309,211 and had an accumulated deficit of $210,489 as of December 31, 2016.

On June 28, 2017, the Company converted to a Delaware corporation (the "Corporation"). The Corporation has authority to issue 4,580,751 shares, consisting of (a) 4,049,000 shares of Common Stock, having a par value of $0.001per share and (b) 531,751 shares of Preferred Stock, having a par value of $0.001 per share. All shares of the Preferred Stock of the Corporation are designated "Series Seed Preferred Stock".

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The Company currently requires $40,000-50,000 per month to sustain operations. This does not include inventory ordering or boosted up marketing. The Company does not anticipate that the burn rate will change dramatically after the raise.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the operations of the Company.

The Company has the following sources of capital in addition to the proceeds from the Offering:
Decathlon RBF Loan

Effective September 7, 2017, the Company entered into revenue loan and security agreement (the "Loan"). The initial funding was $300,000 and the Loan provides for two additional advances of $100,000 each, for a total potential lending facility of $500,000. The two additional advances are available until August 15, 2017, subject to a total loan cap of 20% of revenues for the preceding 12-month period at the time of the advance request. Interest is stated as the greater of one times the total outstanding loan amount at the loan repayment date or the internal rate of return defined in the agreement, which is generally a 30% annual return on the outstanding principal. The loan matures at the earlier of March 2021, a change in control event (as defined in the agreement), or other triggering event, such as a default (as defined in the agreement). The Loan is collateralized by substantially all assets of the Company, including its intellectual property.

Repayments are due monthly at an amount determined based on the prior month's revenues, calculated as the prior month's revenues multiplied by the applicable revenue percentage in place at that time. The applicable revenue percentage varies from 1%-3.75%.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

Description of Securities

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Agreement and the Operating Agreement.

The Securities offered in this Offering

Investors in this offering can purchase Series Seed Preferred Stock at a price of $0.9907 per share. The terms of the Series Seed Preferred Stock are described below in "Classes of securities of the company".

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $150,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $526,805.70 from investors through Regulation Crowdfunding before the deadline of March 23, 2018.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Steven Yue, a director of the Company, owns Duralogic (Holding) Limited, a shareholder of the Company from which the Company has licensed much of its current intellectual property, and which manufacture products similar to the Company's products in Asia and for certain US buyers as set forth in the Amended and Restated License Agreement between the Company and Duralogic (Holding) Limited and the other parties thereto, dated on or about February 11, 2016, as amended.

- The Company is party to a Supplier Agreement and Unit Purchase Agreement dated on or about May 1, 2016, with Cai Da Huang a director and shareholder of the Company pursuant to which equity of the Company will be exchanged in part for the manufacture of the Company's products

- The Company's supplier, Duralogic "Holding" Limited (a Hong Kong company), is a related party due to a stockholder of Duralogic "Holding" Limited also being a member of the Company. Duralogic "Holding" Limited is wholly owned by Steven Yue, a director of the Company. Costs of goods sold of $826,542 and $572,758 for the periods ended December 31, 2016 and 2015, respectively, were incurred with this related party. All inventory is purchased from this related party, including the $350,224 and $198,230 of inventory held as of December 31, 2016 and 2015, respectively. Payables due to this related party as of December 31, 2016 and 2015 were $431,137 and $855,550, respectively.

- Members of the Company have advanced funds and paid expenses on the Company's behalf, as needed, since inception. The balances due to these related parties as of December 31, 2016 and 2015 were $50,600 and $61,951, respectively. These advances bear no interest and are considered payable on demand.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

- Steven Yue, a director of the Company, owns Duralogic (Holding) Limited, a shareholder of the Company from which the Company has licensed much of its current intellectual property, and which manufacture products similar to the Company's products in Asia and for certain US buyers as set forth in the Amended and Restated License Agreement between the Company and Duralogic (Holding) Limited and the other parties thereto, dated on or about February 11, 2016, as amended.

- The Company is party to a Supplier Agreement and Unit Purchase Agreement dated on or about May 1, 2016, with Cai Da Huang a director and shareholder of the Company pursuant to which equity of the Company will be exchanged in part for the manufacture of the Company's products

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bryce Fisher
_____
(Signature)

Bryce Fisher
_____
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
_____
(Title)

1/19/18
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Henry Deutsch
_____
(Signature)

Henry Deutsch
_____
(Name)

Director
_____
(Title)

1/19/18
_____
(Date)

/s/Bryce Fisher
_____
(Signature)

Bryce Fisher
_____
(Name)

Director
_____
(Title)

1/19/18
_____
(Date)

/s/ Steven Yue
_____
(Signature)

Steven Yue
_____
(Name)

Director
_____
(Title)

1/19/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Offering Memorandum Part II of Offering Statement
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck
Exhibit E	Video Transcript

EXHIBIT B

EXHIBIT C